EXHIBIT 99.1

eFuture Announces Shareholders Vote to Approve Going Private Transaction

BEIJING, Dec. 20, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (“eFuture” or the “Company”) (NASDAQ:EFUT), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced that the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “Merger Agreement”) dated September 23, 2016 by and among Shiji (Hong Kong) Limited (“Parent”), eFuture CI Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent after the merger (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the Merger Agreement (the “Plan of Merger”), and (iii) the transactions contemplated by the Merger Agreement, including the Merger.

Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting (the “EGM”), approximately 66.44% of such shares were voted in person or by proxy at today’s meeting, representing more than a quorum. The proposal to approve the Merger Agreement, the Plan of Merger and the Merger and the transactions contemplated thereby, including the Merger, received approval from approximately 95.74% of the ordinary shares present and voting in person or by proxy at the EGM. The other two proposals, which are (1) the proposal to approve the authorization of the Special Committee of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, the variation of the authorized share capital of the Company and the adoption of the amended and restated memorandum and articles of association of the Company, received approval from approximately 95.74% of the ordinary shares present and voting in person or by proxy at the EGM, and (2) the proposal to approve the EGM being adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions, also received approval from approximately 95.74% of the ordinary shares present and voting in person or by proxy at the EGM.

Accordingly, all three proposals were duly and validly authorized and approved by the shareholders of the Company (the first two proposals as special resolutions, which require the affirmative vote of a two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the EGM, and the third proposal as an ordinary resolution, which requires the affirmative vote of a simple majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the EGM), in compliance with the Companies Law of the Cayman Islands.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately held company and its ordinary shares will no longer be listed on the NASDAQ Capital Market.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn